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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 6)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                                Paul B. Loyd, Jr.
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.    144577 10 3



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul B. Loyd, Jr.
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)  [  ]
                                                                     (B)  [  ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

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                        7      SOLE VOTING POWER

   NUMBER OF                   895,183 shares (114,506 are issuable upon the
    SHARES                     exercise of certain options and warrants)
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             8      SHARED VOTING POWER
     EACH
   REPORTING                   0 shares
    PERSON              --------------------------------------------------------
     WITH
                        9      SOLE DISPOSITIVE POWER

                               895,183 shares (114,506 are issuable upon the
                               exercise of certain options and warrants)
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          895,183 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.83%

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14        TYPE OF REPORTING PERSON*
          IN

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INTRODUCTORY NOTE.

      This Amendment No. 6 to Schedule 13D is being filed on behalf Paul B. Loyd, Jr. ("Mr. Loyd") to supplement certain information set forth in the
Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Loyd on August 21, 1997 and amended by Amendment No. 1 filed on January 14, 1998, Amendment No. 2 filed on January 3, 2000, Amendment No. 3 filed on April 9, 2002, Amendment No. 4 filed on December 11, 2003 and Amendment No. 5 filed on April 5, 2004 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Loyd beneficially owns an aggregate of 895,183 shares of Common Stock (approximately 4.83% of the 18,515,559 shares deemed to be outstanding as of March 31, 2004 (consisting of 18,401,053 shares of Common Stock currently outstanding and 114,506 shares of Common Stock that can be acquired through the exercise of options and warrants within 60 days of March 31, 2004)). As described under Item 6, as a result of Mr. Loyd's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Loyd. As of April 21, 2004, Mr. Loyd may no longer be deemed to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Effective April 21, 2004, the Shareholders Agreement dated December 15, 1999 by and among the Company, Mr. Loyd and certain other shareholders named therein, and the Shareholders Agreement dated February 20, 2002 by and among the Company, Mr. Loyd and certain other shareholders named therein, were each amended so that each of Mr. Loyd, Douglas A.P. Hamilton and DAPHAM Partnership, L.P. ceased to be party to these shareholders agreements. The parties to the shareholders agreements could have been deemed to form a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of Mr. Loyd's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Loyd.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 32 First Amendment to Shareholders Agreement dated as of
                 December 15, 1999 by and among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr., and DAPHAM Partnership, L.P. dated as of April 21, 2004.

      Exhibit 33 First Amendment to Shareholders Agreement dated as of
                 February 20, 2002 by and among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. dated as of April 21, 2004.


      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2004.


                                              /s/ Paul B. Loyd, Jr.
                                              ----------------------------------
                                              Paul B. Loyd, Jr.


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